SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    SCHEDULE 13E-4
                            ISSUER TENDER OFFER STATEMENT
           (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF
                                        1934)

                           TEXAS UTILITIES ELECTRIC COMPANY
                                   (NAME OF ISSUER)
                               TEXAS UTILITIES COMPANY
                       (NAME OF THE PERSON(S) FILING STATEMENT)


          $4.00 Preferred Stock (Dallas Power Series), CUSIP No. 882850 40 7
         $4.00 Preferred Stock (Texas Electric Series), CUSIP No. 882850 87 8
          $4.00 Preferred Stock (Texas Power Series), CUSIP No. 882850 75 3
                     $4.24 Preferred Stock, CUSIP No. 882850 30 8
                     $4.44 Preferred Stock, CUSIP No. 882850 71 2
                     $4.50 Preferred Stock, CUSIP No. 882850 20 9
         $4.56 Preferred Stock (Texas Electric Series), CUSIP No. 882850 86 0
          $4.56 Preferred Stock (Texas Power Series), CUSIP No. 882850 74 6
                     $4.64 Preferred Stock, CUSIP No. 882850 85 2
                     $4.76 Preferred Stock, CUSIP No. 882850 72 0
                     $4.80 Preferred Stock, CUSIP No. 882850 50 6
                     $4.84 Preferred Stock, CUSIP No. 882850 73 8
                     $5.08 Preferred Stock, CUSIP No. 882850 84 5
               $6.375 Cumulative Preferred Stock, CUSIP No. 882850 43 1
               $6.98 Cumulative Preferred Stock, CUSIP No. 882850 46 4
               $7.98 Cumulative Preferred Stock, CUSIP No. 882850 47 2
      Adjustable Rate Cumulative Preferred Series A Stock, CUSIP No. 882850 59 7
          $2.05 Depositary Shares, each representing 1/4 share of the $8.20
                  Cumulative Preferred Stock, CUSIP No. 882850 48 0
        $1.875 Depositary Shares, Series A, each representing 1/4 share of the
                          $7.50 Cumulative Preferred Stock,
                                CUSIP No. 882850 44 9
        $1.805 Depositary Shares, Series B, each representing 1/4 share of the
                          $7.22 Cumulative Preferred Stock,
                                CUSIP No. 882850 41 5

                   (TITLE AND CUSIP NUMBER OF CLASS OF SECURITIES)

                                    James H. Scott
                                      Secretary
                                     Energy Plaza
                                  1601 Bryan Street
                                 Dallas, Texas 75201
                                    (214) 812-4600

             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                                   RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                                  FEBRUARY 24, 1997
            (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY
                                       HOLDERS)


                                  Page 1 of 6 Pages

                              CALCULATION OF FILING FEE

     TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE
     ---------------------                                  --------------------

       $562,499,350                                              $112,499.87

     * Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value was calculated by multiplying the purchase price of each series by the Purchase Price per share indicated below.

                                                     PURCHASE PRICE    SHARES
                     SERIES                            PER SHARE     OUTSTANDING
     --------------------------------------------    --------------  ----------
     $4.00 Preferred Stock (Dallas Power Series)        $66.01           70,000
     $4.00 Preferred Stock (Texas Electric Series)      $66.01          110,000
     $4.00 Preferred Stock (Texas Power Series)         $66.01           70,000
     $4.24 Preferred Stock                              $69.97          100,000
     $4.44 Preferred Stock                              $73.27          150,000
     $4.50 Preferred Stock                              $71.89           74,367
     $4.56 Preferred Stock (Texas Electric Series)      $72.84           64,947
     $4.56 Preferred Stock (Texas Power Series)         $72.84          133,628
     $4.64 Preferred Stock                              $76.57          100,000
     $4.76 Preferred Stock                              $78.55          100,000
     $4.80 Preferred Stock                              $79.21          100,000
     $4.84 Preferred Stock                              $79.87           70,000
     $5.08 Preferred Stock                              $83.83           80,000
     $6.375 Cumulative Preferred Stock                 $106.76        1,000,000
     $6.98 Cumulative Preferred Stock                  $109.20        1,000,000
     $7.98 Cumulative Preferred Stock                  $117.00          474,000
     Adjustable Rate Cumulative Preferred
       Series A Stock                                  $100.25          884,700
     $2.05 Depositary Shares, each representing
       1/4 share of the $8.20 Cumulative Preferred
       Stock                                            $26.53        1,355,489
     $1.875 Depositary Shares, Series A, each
       representing 1/4 share of the $7.50
       Cumulative Preferred Stock                       $27.62        1,568,934
     $1.805 Depositary Shares, Series B, each
       representing 1/4 share of the $7.22
       Cumulative Preferred Stock                       $27.45        1,204,530


     [  ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY
          RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE, AND THE DATE OF ITS FILING.

     Amount Previously Paid:       N/A                      Filing Party:  N/A
     Form or Registration No.:     N/A                      Date Filed:    N/A


                                  Page 2 of 6 Pages

                                   EXPLANATORY NOTE


          Copies of the Offer to Purchase and the Letter of Transmittal, among other documents, have been filed by Texas Utilities Company, a Texas corporation (the "Offeror"), as Exhibits to this Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement"). Unless otherwise indicated, all material incorporated by reference in this Statement in response to items or sub-items of this Statement is incorporated by reference to the corresponding caption in the Offer to Purchase, including the information stated under such captions as being incorporated in response thereto.

     ITEM 1.   Security and Issuer.

       (a) The name of the Issuer is Texas Utilities Electric Company, a Texas corporation that has its principal executive offices at 1601 Bryan Street, Dallas, Texas 75201 (telephone number
                    (214) 812-4600).

       (b) The information set forth in the front cover page, the "Introduction," Section 1-"Purpose of the Offer; Certain Effects of the Offer; Plans of the Offeror and the Company After the Offer" and Section 11 - "Transactions and Agreements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

       (c) The information set forth in Section 8 - "Price Ranges of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

       (d) This statement is being filed by Texas Utilities Company, 1601 Bryan Street, Dallas, Texas 75201, which owns all the common stock of the Issuer.

     ITEM 2.   Source and Amount of Funds.

       (a)-(b) The information set forth in Section 10 - "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     ITEM 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

               The information set forth in Section 1 - "Purpose of the Offer; Certain Effects of the Offer; Plans of the Offeror and the Company After the Offer" in the Offer to Purchase is incorporated herein by reference.

     ITEM 4.   Interest in Securities of the Issuer.

               The information set forth in Section 11 - "Transactions and Agreements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.


                                  Page 3 of 6 Pages

     ITEM 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

               Not applicable.

     ITEM 6.   Persons Retained, Employed or to be Compensated.

               The information set forth in Section 14 - "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

     ITEM 7.   Financial Information.

      (a) The information set forth in Section 9 - "Certain Information Concerning the Company" in the Offer to Purchase and Exhibits (g)(1) and (g)(2) hereto is incorporated herein by reference.

      (b) The information set forth in Section 9 - "Certain Information Concerning the Company" in the Offer to Purchase is incorporated herein by reference.

     ITEM 8.   Additional Information.

       (a)          Not Applicable.

       (b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the Offer other than compliance with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder including, without limitation, Rule 13e-3 and Rule 13e-4 and the requirements of the state securities or "Blue Sky" laws.

       (c)          Not applicable.

       (d)          Not applicable.

       (e)          Not applicable.

     ITEM 9.   Material to be Filed as Exhibits.

     Exhibit No.              Description
     -----------              -----------

     (a)(1)         Offer to Purchase dated February 24, 1997.
     (a)(2)         Letter of Transmittal.
     (a)(3)         Notice of Guaranteed Delivery.
     (a)(4)         Notice of Solicited Tenders.
     (a)(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 24, 1997.
     (a)(6)         Questions and Answers.
     (a)(7)         Press Release dated February 24, 1997.
     (a)(8)         Summary Advertisement dated February 24, 1997.
     (a)(9) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.


                                  Page 4 of 6 Pages

     (b)            Not applicable.
     (c)            Not applicable.
     (d)            Not applicable.
     (e)            Not applicable.
     (f)            Not applicable.
     (g)(1)         Annual Report on Form 10-K for the year ended December 31,
                    1995.
     (g)(2) Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.


                                  Page 5 of 6 Pages

                                      SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated:  February 24, 1997          TEXAS UTILITIES COMPANY



                                        By:   /s/ James H. Scott
                                           -----------------------------
                                             Name:   James H. Scott
                                             Title:  Secretary



                                  Page 6 of 6 Pages

                                    EXHIBIT INDEX
                                    -------------


     Exhibit No.         Description
     -----------         -----------

     (a)(1)         Offer to Purchase dated February 24, 1997.
     (a)(2)         Letter of Transmittal.
     (a)(3)         Notice of Guaranteed Delivery.
     (a)(4)         Notice of Solicited Tenders.
     (a)(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 24, 1997.
     (a)(6)         Questions and Answers.
     (a)(7)         Press Release dated February 24, 1997.
     (a)(8)         Summary Advertisement dated February 24, 1997.
     (a)(9) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.
     (b)            Not applicable.
     (c)            Not applicable.
     (d)            Not applicable.
     (e)            Not applicable.
     (f)            Not applicable.
     (g)(1)         Annual Report on Form 10-K for the year ended December 31,
                    1995.
     (g)(2) Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.